                      SUPPLEMENT DATED MARCH 27, 1998 TO
                          OFFER TO PURCHASE FOR CASH
              ALL OUTSTANDING COMMON SHARES AND PREFERRED SHARES

                                      OF

                     MERIDIAN POINT REALTY TRUST VIII CO.

                                      AT

                          $8.50 NET PER COMMON SHARE

                                      AND

                        $10.00 NET PER PREFERRED SHARE

                                      BY

                           EASTGROUP-MERIDIAN, INC.

                           A WHOLLY-OWNED SUBSIDIARY

                                      OF

                          EASTGROUP PROPERTIES, INC.

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
        TIME, ON FRIDAY, APRIL 17, 1998, UNLESS THE OFFER IS EXTENDED.

  This supplement amends and supplements the Offer to Purchase dated February 23, 1998 (the "Original Offer to Purchase" and as supplemented and amended hereby, the "Offer to Purchase"), of EastGroup-Meridian, Inc. (the "Purchaser"), a wholly-owned subsidiary of EastGroup Properties, Inc. ("EastGroup"), with respect to Meridian Point Realty Trust VIII Co. (the "Company"). Capitalized terms used but not otherwise defined herein will have the meanings set forth in the Original Offer to Purchase. Pursuant to the Offer to Purchase, the Purchaser is offering to purchase all of the Company's outstanding Common Shares for $8.50 per share net to the seller in cash and all of the Company's outstanding Preferred Shares for $10.00 per share net to the seller in cash.

  1. The Expiration Date has been extended to 5:00 p.m. on April 17, 1998. Any reference to the Expiration Date in the Offer to Purchase or the Letter of Transmittal shall mean such time.

  2. The following information is added to the cover of the Original Offer to
Purchase:

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  3. The following information is added on page 2 of the Original Offer to Purchase immediately before "THE TENDER OFFER":

                                SPECIAL FACTORS

  Purpose and Structure of the Transaction. The purpose of the Offer is for the Purchaser to acquire control of, and a majority equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a merger in order to provide a prompt and orderly transfer of ownership of the Company from the public shareholders to EastGroup and to provide shareholders with cash for all of their Shares. Although EastGroup had proposed to the Board of Trustees of the Company transactions in which EastGroup securities and cash would have been used as consideration for the acquisition of the Company, the Company's Board of Trustees expressed a preference for an all cash transaction and EastGroup acceded to the Company's wishes. See Section 11 ("Contacts with the Company; Background of the Offer") of the Original Offer to Purchase.

  Under the GBCL and the Company's Charter, the approval of the Board of Trustees of the Company and the affirmative vote of two-thirds of the total number of outstanding shares of capital stock of the Company entitled to vote on a merger are required to approve and adopt the Merger Agreement and the Merger. The Board of Trustees of the Company has approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under the GBCL described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of two-thirds of the outstanding Shares. If the Offer is consummated after the Minimum Condition is satisfied, EastGroup will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the Merger without the affirmative vote of any other shareholder.

  The Merger Agreement provides that, if approval of the Merger by the shareholders of the Company is required by law, the Company will, as soon as possible following payment for Shares in the Offer, duly call and hold a meeting of shareholders for the purpose of obtaining shareholder approval of the Merger, and the Company, through its Board of Trustees, will recommend to shareholders that such approval be given.

  Under the GBCL, if EastGroup beneficially owns at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares, the Merger could be effected without a meeting of shareholders solely by action of EastGroup. The Merger Agreement provides that if the Purchaser acquires at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares, EastGroup, the Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of shareholders of the Company, in accordance with Section 351.447 of the GBCL. If the Purchaser does not acquire at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares, a significantly longer period of time may be required to effect the Merger, because a vote of the Company's shareholders would be required under the GBCL. The Company has granted the Purchaser options to acquire sufficient Shares so that, under certain circumstances, the Purchaser may increase its percentage ownership of Common Shares and/or Preferred Shares to the 90% level. See Section 13 ("The Merger Agreement").

  Certain Shares Expected to be Tendered. Based upon information supplied to the Purchaser by the Company, the Company believes that the following trustees and executive officers of the Company will tender the number of Preferred Shares and Common Shares set forth next to such trustee's or officer's name:

                                                    NUMBER OF       NUMBER OF
      NAME                                       PREFERRED SHARES COMMON SHARES
      ----                                       ---------------- -------------
      Christopher J. Doherty....................      1,000              500
      Robert H. Gidel...........................          0          100,000
      Lorraine O. Legg..........................        200            1,000
      Homer McK. Rees...........................      1,000            5,000
      John E. Castello..........................          0            5,000

  To the Company's knowledge, the above list contains all Shares owned by the Company's trustees or officers. To EastGroup's knowledge, no director or officer of EastGroup beneficially owns Shares. Other than Ms. Legg and Mr. Castello, each of the persons named above is a trustee of the Company. All trustees of the Company voted in favor of the Merger Agreement, the Offer and the Merger and to recommend that the shareholders of the Company tender their Shares pursuant to the Offer.

  Fairness of the Transaction. The Purchaser and EastGroup believe that it was the responsibility of the Board of Trustees of the Company to determine the fairness of the transaction to the shareholders of the

Company other than EastGroup. In all dealings with the Company, EastGroup was treated as a disinterested third party. The Company's Board of Trustees has no members who are representatives of EastGroup or affiliates or associates of EastGroup. None of the Company's officers are representatives, affiliates or associates of EastGroup. The Company retained Prudential to act as its financial advisor with respect to the Company's strategic alternatives and to advise the Company with respect thereto. EastGroup believes that the Company's Board of Trustees with the advice of Prudential and the Company's other advisers, none of whom have any relationship with EastGroup, took all necessary action to ensure that the Offer and the Merger were fair to the Company's shareholders other than EastGroup, including but not limited to the process conducted by Prudential and the Company which involved contacting entities that Prudential believed would be interested in entering into a business combination or similar transaction with the Company. The Common Share Offer Price and the Preferred Share Offer Price were determined by negotiation between EastGroup and the Company and their representatives. The Company also received an opinion from Prudential, based upon certain considerations and assumptions, that the aggregate cash consideration to be received by shareholders of the Company, other than EastGroup, was fair from a financial point of view. The details of the recommendation of the Company's Board of Trustees is set forth in the Company's Amended and Restated Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), a copy of which is being delivered to the Company's shareholders along with this Supplement. Shareholders are urged to read the Schedule 14D-9 carefully. After careful consideration, the Company's Board of Trustees unanimously approved the Merger Agreement (which contemplates both the Offer and the Merger). As noted above, none of the members of the Company's Board of Trustees or officers of the Company is an affiliate or has any relationship with EastGroup. One of the Company's Trustees is also an officer of the Company.

  Although EastGroup did not consider it EastGroup's responsibility to determine the fairness of the Offer and the Merger, EastGroup believes that the Offer and Merger are fair to the holders of the Company's Common Shares and Preferred Shares other than EastGroup. EastGroup bases its belief on the following: (i) the fact that the Common Share Offer Price of $8.50 represents a significant premium to the trading range of the Common Shares before the first public announcement of EastGroup's purchase of Preferred Shares and its interest in pursuing a negotiated business combination transaction with the Company (the Common Shares traded in a range of $1.75 to $4.75 during the period from January 1, 1996 through August 26, 1997, the day before such announcement); (ii) the fact that the Preferred Share Offer Price of $10.00
(a) is equal to the liquidation preference of the Preferred Shares, (b) represents a significant premium to the market price of Preferred Shares before the first public announcement of EastGroup's purchase of Preferred Shares and its interest in pursuing a negotiated business combination transaction with the Company (the Preferred Shares traded in a range from $4.50 to $8.125 during the period from January 1, 1996 to August 26, 1997, the day before such announcement) and (c) is greater than EastGroup's average purchase price for Preferred Shares of $9.49; (iii) the Company's small size and relatively complex capital structure, which EastGroup believed limited the Company's opportunities for growth and for access to the capital markets; (iv) the fact that the Offer and the Merger were not contingent on financing; and
(v) the process conducted by the Company and Prudential which involved among other things, contacting entities that the Company and Prudential reasonably believed would be interested in entering into a business combination transaction with the Company, and pursuant to which the Offer and Merger were the highest non-contingent transaction proposed to the Company. EastGroup believed that all of the above factors indicated that the Offer and the Merger were fair to the shareholders of the Company other than EastGroup, but placed particular reliance on the matters set forth in (i), (ii) and (v).

  Recommendation of the Board of Trustees of the Company. The information in this subsection was provided to EastGroup and the Purchaser by the Company. The Company's Board of Trustees has determined that the Offer and the Merger are fair to the holders of the Company's Common Shares and Preferred Shares other than EastGroup. The Board of Trustees, in making its determination of fairness and recommending acceptance of the Offer and adoption of the Merger Agreement, considered a number of factors, including, but not limited to, the following:

    (i) The opinion of Prudential that, based upon certain considerations and assumptions, as of February 17, 1998, the $8.50 per Common Share in cash to be received by the holders of Common Shares and the $10.00 per Preferred Share in cash to be received by holders of Preferred Shares in the Offer and the Merger was fair to such holders in the aggregate. A copy of the written opinion dated February 17, 1998 of Prudential delivered to the Board of Trustees, which sets forth the assumptions made, procedures followed, matters considered and limits of their review, including the absence of an opinion as to the fairness of the allocation of the consideration to the different classes of Company shareholders, is filed as Exhibit 3 to the Schedule 14D-9 and is incorporated herein by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT;

    (ii) With regard to the fairness of the relative allocation of the consideration between the holders of the Preferred Shares and Common Shares, Article 6.04 of the Company's Articles of Incorporation provides for a preference of $10.00 per share to the holders of the outstanding Preferred Shares upon liquidation of the Company, which preference was asserted by certain of the holders of the Company's Preferred Shares to be applicable in the event of a merger or reorganization, which preference had historically resulted in the Preferred Shares trading at a premium to the Common Shares, and which was viewed to provide a premium to the value of the Preferred Shares relative to the Common Shares.

    (iii) The process conducted by the Company and Prudential that involved, among other things, contacting twenty-nine entities that the Company and Prudential reasonably believed would be interested in entering into a business combination transaction with the Company and providing certain of those entities with information and access to Company officials and representatives and inviting proposals. Approximately ten entities expressed interest in a business combination transaction and presented bids or indications of interest to the Company. The bid of the Purchaser was the highest non-contingent bid received;

    (iv) a review of the possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as an independent entity or of the Company engaging in a strategic alliance with another REIT and the timing and feasibility of those alternatives, including that the smaller relative size of the Company, and its unique capital structure of preferred/common stock, were viewed as impediments to continuing to operate the Company as an independent entity. Moreover, the Board believed that EastGroup's publicly disclosed intention to vote its shares against any other strategic combination transaction could delay or hinder any such proposed transaction. As a result, the possible value to the Company's stockholders of such alternatives was viewed as less than the proposed Offer and Merger;

    (v) the terms and conditions of the Merger Agreement, including the fact that the Offer is subject to a minimum tender condition;

    (vi) the fact that the Offer was not subject to a financing condition;

    (vii) the historical and recent market prices for the Preferred Shares and Common Shares, including that between January 1, 1993 and January 1, 1997, the market price of the Common Shares and Preferred Shares was below $4 per Common Share and $7 per Preferred Share, respectively, and that the highest market price of the Common Shares prior to the public announcement of the Offer and the Merger was $7.75 per Common Share on January 16, 1998, and the highest market price of the Preferred Shares prior to the public announcement of the Offer and the Merger was $9.63 per Preferred Share on February 10, 1998;

    (viii) the provisions of the Merger Agreement which restrict the Company's ability to withdraw their recommendation of the Offer in the event of a superior proposal;

    (ix) the capital structure of the Company which created impediments to the Company's ability to raise additional capital;

    (x) EastGroup's position as a holder of approximately 21% of the outstanding Shares of the Company and 27.6% of the outstanding Preferred Shares, and the Board's belief that EastGroup's publicly stated intention to vote its shares against other strategic alternative could delay or hinder consummation of such an alternative;

    (xi) the provisions of the Merger Agreement that require either the Company or EastGroup to pay the other a termination fee of $2.5 million in the event the Merger Agreement is terminated; and

    (xii) the recognition by the Board of Trustees that, if the Offer and the Merger were consummated, current stockholders of the Company would no longer be able to participate in any future growth prospects of the combined companies; however, the Board of Trustees determined that the premium being effected in the Offer and the Merger fairly compensated such holders for that loss of opportunity.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Trustees found it impracticable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination, except that the Board of Trustees placed special emphasis on the Offer price and on the matters set forth in Items (i), (ii) and (iii) above. The Board of Trustees discussed in detail the matters referenced in Items (viii)-(xi), and the fact that they constitute impediments to third parties interested in making alternative proposals regarding the Company. On balance, however, and in light of the matters described in Items (i)-(iii), the Board of Trustees determined that these factors were more than outweighed by the other factors, all of which supported the fairness of the transaction.

  Opinion of Prudential. The information in this subsection was provided to EastGroup and the Purchaser by the Company. The Company selected Prudential as its financial adviser after receiving proposals from three investment banking firms, including Prudential. The Company's Board of Trustees believed that all three of the investment banking firms had sufficient expertise and experience to act as the Company's financial adviser. All were regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. After a review of each firm's proposal, the Company's Board of Trustees believed that Prudential's proposal was the must competitive and would be the most beneficial to the Company's shareholders. In the ordinary course of its business, Prudential and its affiliates may actively trade the debt and the equity securities of the Company and EastGroup for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Otherwise, Prudential has had no relationship during the past two years with the Company or EastGroup or any director or officer thereof. Because there was only one member of the Company's Board of Trustees who was an officer of the Company and no trustees or officers are representatives, affiliates or associates of EastGroup, the Company's Board did not consider it necessary for the Company's disinterested trustees to have advisers separate from the Company.

  The Company retained Prudential to act as the Company's financial advisor in connection with its strategic alternatives, including in connection with the Offer, Merger and related matters. At the February 17, 1998 meeting of the Company's Board of Trustees, Prudential rendered an oral opinion to the Company's Board that, as of such date and subject to the considerations set forth in such opinion, the aggregate consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial standpoint of view to such holders. Prudential subsequently confirmed its oral opinion by delivery of a written opinion dated February 17, 1998.

  The full text of Prudential's written opinion dated February 17, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Exhibit 3 to the Company's Schedule 14D-9 (the "Prudential Securities Opinion") and is incorporated herein by reference. Holders of Preferred Shares and Common Shares are urged to, and should, read the Prudential Securities Opinion carefully and in its entirety. The Prudential Securities Opinion is directed to the Company's Board and addresses only the fairness from a financial point of view of the aggregate consideration to be received by the holders of Preferred Shares and Common Shares pursuant to the Merger Agreement and it does not address any other aspect of the Merger, including the fairness of the relative consideration offered for the Preferred Shares and Common Shares, nor does it constitute a recommendation to any holder of Preferred Shares or Common Shares as to whether to tender Preferred Shares or Common Shares pursuant to the Offer, or how to vote on the proposed Merger, if applicable. The summary of the Prudential Securities Opinion set forth in this Supplement is qualified in its entirety by reference to the full text of such opinion.

  In arriving at its opinion, Prudential reviewed such materials and considered such financial and other factors as Prudential deemed relevant under the circumstances, including among other things: (i) a draft of the Merger Agreement, dated February 16, 1998; (ii) certain publicly-available historical financial and operating data concerning the Company; (iii) certain pro forma financial data prepared by the Company's management; (iv) certain information relating to the Company, including property financial forecasts for the fiscal years ending December 31, 1998 through December 31, 2007, prepared by the Company's management; (v) certain publicly available financial, operations and stock market data concerning companies engaged in businesses deemed comparable to the Company or otherwise relevant to the inquiry; (vi) the financial terms of certain recent transactions deemed relevant to the inquiry; (vii) the historical stock prices and trading volumes of Preferred Shares and Common Shares; and (viii) such other financial studies, analyses and investigations that Prudential deemed appropriate. Prudential also met with members of the senior management of the Company to discuss the prospects for the Company's business and the estimates of the Company's future financial performance. Prudential also visited most of the properties currently owned and operated by the Company.

  In rendering its opinion, Prudential assumed and relied upon the accuracy and completeness of the financial and other information provided by the Company or otherwise publicly available, and did not undertake any independent verification of such information. Prudential did not make or obtain any independent valuation or appraisal of any of the assets or liabilities of the Company. With respect to the financial forecasts, Prudential assumed that such forecasts (and the assumptions and bases therefor) had been reasonably prepared and represented Company management's best currently available estimates and good faith judgments as to the future financial performance of the Company. The Prudential Securities Opinion is necessarily based on economic, financial and market conditions as they existed and were made available to Prudential on February 17, 1998.

  The following is a brief summary of certain analyses performed by Prudential and reviewed with the Company's Board in connection with the preparation of the Prudential Securities Opinion and with its oral presentation to the Company's Board on February 17, 1998.

  Market Bids Analysis. This analysis compared the recent bids for the Company with the EastGroup bid. In general, of the twenty-nine companies contacted by Prudential, nine presented proposals for the Company. The total aggregate dollar value of the Company represented by the EastGroup offer was approximately $67.3 million. Only two other bids were higher than the EastGroup offer. However, one of those bids had been withdrawn at the time of the February 17, 1998 Board of Trustees meeting. The other bid was slightly higher for the Common Shares, but was subject to significant contingencies, and the party making the bid was several weeks away from being able to make a definitive proposal. In the view of Prudential, the fact that the EastGroup bid was the highest non-contingent offer received by the Company supported its conclusion that the aggregate cash consideration to be received by the Company's shareholders, excluding EastGroup, pursuant to the Merger Agreement was fair from a financial point of view to such shareholders.

  Comparable Transactions Analysis. The Comparable Transactions Analysis calculates the implied value of the Company based upon the Latest Twelve Months ("LTM") Funds From Operations ("FFO") and the Forward Twelve Months ("FTM") FFO multiples of recent similar acquisition transactions. In conducting this analysis, Prudential analyzed a total of fifteen comparable REIT acquisition transactions, each dated no earlier than 1996, including five pending transactions. In reviewing those comparable transactions, Prudential calculated 1997 LTM FFO per share multiples ranging from a low of 10.66x to a high of 14.38x, with a median of 12.14x and a mean of 12.20x. After applying the estimated Company FFO for 1997, the Company's implied valuation by reference to comparable transactions using 1997 LTM FFO/Share multiples was a low of $40.76 million and a high of $55.00 million, with a median of $46.43 million and a mean of $46.66 million. In further reviewing those recent comparable transactions. Prudential calculated 1998 FTM FFO per share multiples ranging from a low of 10.63x to a high of 13.43x, with a median of 11.39x and a mean of 11.60x. After applying the projected Company FFO for 1998, the Company's implied valuation by reference to comparable transactions using 1998 FTM FFO per share multiples was a low of $56.23 million and a high of $71.04 million, with a median value of $60.25 million and a mean value of $61.38 million. In view of the aggregate valuation of approximately
$67.3 million for the Company represented by the EastGroup offer, Prudential noted that this analysis supported its conclusion that the aggregate cash consideration to be received by the Company's shareholders, excluding EastGroup, pursuant to the Merger Agreement was fair from a financial point of view to such shareholders.

  Comparable Companies Analysis. This methodology calculates the implied value of the Company based upon 1997 estimated and 1998 projected FFO trading multiples of similar publicly traded industrial REITs. A total of ten similar publicly traded industrial REITs were analyzed by Prudential including AMB Property Corporation, American Industrial Properties, Cabot Industrial Trust, CenterPoint Properties Trust, EastGroup, First Industrial Realty Trust, Meridian Industrial Trust, Pacific Gulf Properties, Security Capital Industrial Trust and Weeks Corporation. This analysis resulted in the calculation of 1997 FFO per share multiples ranging from a low of 10.11x to a high of 14.46x with a median of 12.42x and a mean of 12.39x. After applying the Company estimated FFO per share for 1997, the Company's implied valuation based on 1997 FFO per share ranged from a low of $38.66 million to a high of $55.28 million, with a median of $47.50 million and a mean of $47.37 million. This analysis also resulted in the calculation of projected 1998 FFO per share multiples ranging from a low of 9.25x to a high of 12.87x, with a median of 11.06x and a mean of 10.98x. After applying the Company's projected FFO per share for 1998, the Company's implied valuation based on 1998 projected FFO per share ranged from a low of $48.94 million to a high of $68.11 million, with a median of $58.54 million and a mean of $58.11 million. In view of the aggregate valuation of approximately $67.3 million for the Company represented by the EastGroup offer, Prudential noted that this Comparable Companies Analysis supported its conclusion that the aggregate cash consideration to be received by the Company's shareholders, excluding EastGroup, pursuant to the Merger Agreement was fair from a financial point of view to such shareholders.

  Stock Trading History. Prudential reviewed and compared the 52-week history (February 14, 1997 through February 13, 1998) of trading prices of Preferred Shares and Common Shares with the respective per share prices being offered by EastGroup. As for the Preferred Shares, during the 52-week period, the Preferred Shares had traded at a low of $5.00 per Preferred Share and a high of $9.63 per Preferred Share, as compared with the EastGroup offer of $10.00 per Preferred Share. As for the Common Shares, during the 52 week period, the Common Shares had traded at a low of $3.063 per Common Share and a high of $7.75, as compared with the EastGroup offer of $8.50 per Common Share. Accordingly, Prudential noted that this analysis, in addition to other factors, supported its conclusion.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Prudential believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying its opinion. In addition, Prudential may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from a particular analysis described above should not be taken to be Prudential's view of the actual value of the Company.

  In performing its analyses, Prudential made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Prudential's analysis of whether the aggregate consideration to be received by the holders of Preferred Shares and Common Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders, and was conducted in connection with the delivery of the Prudential Securities Opinion. The estimates of financial performance provided by the Company's management in or underlying Prudential's analyses are not necessarily indicative of future results or values which may be more or less favorable than such estimates. Because such estimates are inherently subject to uncertainty, actual results could vary significantly from those reflected in such estimates. In addition, as mentioned above, the Prudential Securities Opinion and the information provided by it to the Company's Board of Trustees were two of the factors taken into consideration by the Company's Board in making its determination to approve the Merger Agreement and the transactions contemplated thereby. Consequently, the Prudential analyses described above should not be viewed as determinative of the opinion of the Company's Board or the view of the Company's management with respect to the value of the Company or as to whether the Company's Board would have been willing to agree to different terms. The aggregate consideration to be received by the holders of Common Shares and Preferred Shares pursuant to the Merger Agreement was determined through arms-length negotiations between the Company and EastGroup and was approved by the Company's Board.

  The Company's Board of Trustees retained Prudential based upon its experience and expertise. Prudential is a nationally recognized investment banking and advisory firm. As part of its investment banking business, Prudential is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  Prudential's opinion has been sent to the Company's shareholders along with the Company's Schedule 14D-9. The opinion will be available for inspection and copying at the Company's principal executive offices, 655 Montgomery Street, 8th Floor, San Francisco, CA 94111 during the Company's regular business hours by any interested shareholder of the Company or a representative of such shareholder who has been so designated in writing. The Company will also transmit a copy of Prudential's opinion to any shareholder (or a representative who such shareholder has designated in writing) upon written request to the Company at the address set forth above.

  Certain Effects of the Transaction. After the consummation of the Offer (assuming the Minimum Condition is satisfied), EastGroup will beneficially own a sufficient number of Shares to effect the Merger without the vote of any other shareholder. Accordingly, the Merger will not require the approval of a majority of the Company's shareholders other than EastGroup. If the Merger is consummated, shareholders of the Company may have certain rights under Section
351.455 of the GBCL to dissent, and demand appraisal of, and to obtain payment for the fair value of their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) to be required to be paid in cash to such dissenting holders for their Shares. In determining the fair value of the Shares, a Missouri court would be required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset value and earning capacity. Therefore, the value so determined in any appraisal proceeding could be different from the price being paid in the Offer and the Merger. A copy of Section 351.455 of the GBCL is attached hereto as Annex IV.

  As a result of the consummation of the Offer and the Merger, shareholders other than EastGroup will not have the opportunity to participate in the future earnings, profits and growth of the Company and will not have a right to vote on corporate matters. EastGroup, as the sole beneficial owner of Shares after the Merger, will own a 100% interest in the book value and earnings of the Company and will benefit from any increase in the value of the Company following the Offer and the Merger. Similarly, EastGroup will bear the risk of any decrease in the value of the Company after the Merger and shareholders will not face the risk of a decline in the value of the Company after the Merger. According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, the Company's Shareholders' Equity was $43.1 million as of such date. According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company had a net income of $1.3 million for the twelve months ended December 31, 1996 and $2.1 million for the nine months ended September 30, 1997 and had FFO of $3.7 million for the twelve months ended December 31, 1996 and $2.9 million for the nine months ended September 30, 1997. See Section 8 ("Certain Information Concerning the Company") of the Original Offer to Purchase for further financial information regarding the Company.

  The consummation of the Offer could, and the consummation of the Merger will, have the effect of causing the Shares to cease to be traded on AMEX and/or registered under the Exchange Act. See Section 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act") of the Original Offer to Purchase for a discussion of the possible effects of the Offer on the market for Shares if the Merger is not consummated. Also, during the period between consummation of the Offer and consummation of the Merger, EastGroup shall be entitled to designate three persons to serve as members of the Company's Board of Trustees. See Section 13 ("The Merger Agreement--The Company's Board of Trustees") of the Original Offer to Purchase.

  Other Alternatives Considered by the Company's Board of Trustees. The information set forth in this subsection is supplied to EastGroup by the Company. The Company and Prudential conducted a process which involved, among other things, contacting entities that the Company and Prudential reasonably believed would be interested in entering into a business combination transaction with the Company and providing certain entities with information and access to Company officials and representatives and inviting proposals with respect to business combination transactions from such entities. In connection with this process, Prudential contacted twenty-nine parties in regard to a respective business combination with the Company, acquisition of the Company's assets, or a potential equity investment in the Company. Nine of the parties responded with proposals for the entire Company and one responded with a proposal for a portion of the Company's real estate portfolio. Of these proposals, one party expressed an interest in the Company at a potential value slightly higher (specifically, $0.50 more per Common Share) than the Offer and the Merger. However, this proposal had a variety of contingencies, including the performance of a due diligence investigation with respect to the Company and the negotiation of a definitive agreement, and the party making the proposal was several weeks away from being able to present a definitive proposal. Moreover, the Company's Board of Trustees believed that EastGroup's position as a 21% stockholder of the Company could hinder or delay the consummation of any such strategic alternative. After an extensive discussion and careful consideration, the Company's Board of Trustees unanimously approved the Merger Agreement, the Offer, and the Merger, and believes that they are in the best interests of the Company's shareholders. Detailed information with respect to the recommendation of the Company's Board is set forth in the Company's Amended and Restated Solicitation/Recommendation Statement on Schedule 14D-9, a copy of which is being disseminated to the Company's shareholders along with this Supplement.

  Interests of Certain Persons in the Offer and Merger. Other than the interest of certain trustees and officers by tendering their Shares as described under "Special Factors--Shares Expected to be Tendered" in this Supplement and as set forth below, neither EastGroup nor the Company is aware of any interests of any of their directors, trustees, officers or affiliates in the Offer or the Merger.

  On September 21, 1997, the Company entered into a Stock Appreciation Rights Agreement (the "SAR Agreement") with Robert H. Gidel, Chief Executive Officer of the Company. Under the terms of the SAR Agreement, Mr. Gidel was granted stock appreciation rights ("SARs") of 150,000 common stock SARs at a price of $5.50 per Common Share, and 75,000 preferred stock SARs at a price of $8.50 per Preferred Share. Under the SAR Agreement, the SARs vest on the first anniversary of the date of grant, or immediately upon a change in control, whichever occurs first. A change in control under the SAR Agreement shall be deemed to occur if any person, as defined therein, becomes the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of securities of the Company representing fifty percent (50%) or more of the then combined voting power of the Company's then outstanding securities. Upon vesting of the SARs, the SAR Agreement provides that Mr. Gidel shall receive from the Company in cash an amount equal to the difference between the fair market value of the Common Shares and Preferred Shares on the exercise date and the respective Exercise Prices, as defined therein, multiplied by the number of SARs being exercised. In the event Purchaser consummates the Offer, the Company has informed EastGroup that it anticipates Mr. Gidel will exercise all of his SARs, in which event he will be entitled to a cash payment from the Company of up to $562,500.

  Recent Transactions in Shares. EastGroup has purchased all of its Preferred Shares since August 1997. During the quarter ended September 30, 1997, EastGroup purchased 1,449,956 Preferred Shares at prices ranging from $7.50 per share to $9.50 per share, with an average price of $9.49 per share (including brokerage commissions). During the quarter which will end March 31, 1998, EastGroup has purchased 19,600 Preferred Shares, at prices ranging from $9.04 to $9.54 with an average price of $9.28 per share. EastGroup purchased no other Shares during 1997 or 1998. EastGroup's overall average purchase price for its Preferred Shares was $9.49 (including brokerage commissions).

  During the period from sixty days prior to the date of the Merger Agreement through the date of this Supplement, no director or trustee or other affiliate of the Company or director, officer or trustee of EastGroup engaged in any transactions in Shares except that on January 5, 1998, Christopher J. Doherty, Chairman of the

Company's Board of Trustees, purchased 1,000 Preferred Shares for $8.50 per share and 500 Common Shares for $5.00 per share in open market transactions effected on the AMEX.

  Other Transactions between EastGroup and the Company. In June 1997, before EastGroup became a stockholder of the Company, in an arms-length transaction unrelated to the Offer or the Merger, EastGroup purchased a 67,275 square foot industrial property in Richland, Mississippi from the Company for $3,050,000. EastGroup became interested in and approached the Company with respect to the purchase of this property from the Company because EastGroup already owned another industrial property in the same business park.

  Certain Expenses of the Transaction. It is estimated that the expenses incurred by the Purchaser and EastGroup in connection with the Offer and the Merger will be approximately as follows: financial adviser and dealer manager fees and expenses, $915,000; legal fees and expenses, $90,000; information agent fees and expenses, $40,000; printing, mailing, distribution and depositary expenses, $140,000; and filing fees and related expenses, $11,000. EastGroup will pay all of these expenses, which are estimated to be $1,196,000 in the aggregate. The Company has informed EastGroup and the Purchaser that the Company's expenses in connection with the Offer and the Merger are as follows: financial adviser fees and expenses, $1,050,000; legal fees and expenses, $60,000; and printing, mailing and distribution expenses, $25,000. The Company will pay all of these expenses, which are estimated to be $1,135,000 in the aggregate. To the extent that the information in this paragraph is different from the information in the Original Offer to Purchase under Section 17 ("Fees and Expenses"), the information set forth herein supersedes the information in the Original Offer to Purchase.

  Tax Consequences of Transaction. For federal income tax purposes, the purchase of Shares pursuant to the Offer and subsequent Merger will be treated by EastGroup as the purchase of 100% of the Shares of the Company. Because the Company will be a 100% owned subsidiary of EastGroup at that time, it will be deemed to be liquidated into EastGroup, without recognition of any gain or loss on that deemed liquidation, and EastGroup will be deemed to recontribute the assets liquidated into a newly formed corporation. There would be no gain or loss on that contribution. The acquisition of all of the Company's stock by EastGroup will not result in any gain or loss being recognized by the Company. The tax consequences of the receipt of cash for Shares pursuant to the Offer or in the Merger to shareholders of the Company other than EastGroup, are described in Section 5 ("Certain Federal Income Tax Consequences") in the Original Offer to Purchase.

  4. The following is added to Section 8 ("Certain Information Concerning the Company") on page 12 of the Original Offer to Purchase:

  The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the trustees and executive officers of the Company are set forth on Annex V hereto. Except as set forth in this Supplement, the Company has advised EastGroup that neither the Company, nor to the best of its knowledge, any of the persons listed in Annex V hereto, (i) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint venture, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies; (ii) has engaged in contacts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of trustees or directors or a sale or other transfer of a material amount of assets; or (iii) has had any other transaction with the Company or any of its executive officers, trustees or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

  The following is a summary of certain additional financial information with respect to the Company. This information is excerpted or derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission. The financial information summary set forth below is qualified in its entirety by reference to such reports and other documents filed with the Commission and all of the financial information and related notes contained therein. Such reports and other documents may be inspected at and copies may be obtained from the offices of the Commission in the manner set forth in the Original Offer to Purchase.

                     MERIDIAN POINT REALTY TRUST VIII CO.
            SUPPLEMENTAL SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          NINE MONTHS ENDED
                             YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                             --------------------------  --------------------
                               1996      1995    1994      1997      1996
                             ---------  ---------------  --------------------
                                                             (UNAUDITED)
Ratio of Earnings to Fixed
 Charges....................      1.48     .96      .52      2.19        1.32
                                AS OF DECEMBER 31,       AS OF SEPTEMBER 30,
                             --------------------------  --------------------
                               1996      1995    1994      1997      1996
                             ---------  ---------------  --------------------
                                                             (UNAUDITED)
Working Capital............. $ (15,563) $  614  $(3,252) $    293    $(16,356)
Book Value Per Preferred
 Share......................      8.05    8.16     8.58      8.18        8.01
Book Value Per Common
 Share......................      0.00    0.00     0.00      0.00        0.00

  5. The following information replaces the second and third paragraphs of
Section 10 ("Source and Amount of Funds") on page 15 of the Original Offer to
Purchase:

  The Purchaser will obtain all such funds from EastGroup or its affiliates. EastGroup has received financial commitments from its lending institutions sufficient to satisfy the Purchaser's obligations under the Offer and the Merger Agreement. The Offer and the Merger are not contingent upon any financing arrangements. EastGroup intends to finance the transactions through revolving credit facilities with Deposit Guaranty National Bank, Jackson, Mississippi. As of April 1, 1998, the maximum principal amount of these facilities was scheduled to be reduced from $100 million to $75 million, however EastGroup has received a commitment for an increase in the maximum principal amount under the revolving credit facilities to $105 million, effective April 1, 1998. Pursuant to such commitment, the interest rate under EastGroup's revolving credit facilities will be reduced to LIBOR plus 1.40%. Nine of EastGroup's properties, the stock of one of EastGroup's wholly-owned subsidiaries and EastGroup's equity interest in two limited partnerships secure EastGroup's revolving credit facilities. As of March 25, 1998, EastGroup had borrowed a total of approximately $48.8 million under its revolving credit facilities.

  EastGroup is presently negotiating a further increase in the maximum principal amount under its revolving credit facilities. As of the date hereof, EastGroup has made no other plans with respect to the repayment or refinancing of the debt incurred in connection with the Offer.

  6. The following information replaces in its entirety "Going Private Transactions" in Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") on page 22 of the Original Offer to Purchase:

  Going Private Transactions. EastGroup, the Purchaser and the Company have filed a Schedule 13E-3 with the Commission on the date of this Supplement. This Schedule 13E-3 was filed pursuant to Rule 13e-3 which relates to certain going-private transactions. Filing of such Schedule 13E-3 by the Company is not an admission that EastGroup is an affiliate of the Company or that the Offer and Merger constitute going-private transactions. A substantial portion of the information contained in this Supplement is required to be disseminated to the Company's shareholders by Rule 13e-3 and Schedule 13E-3. Any proxy statement that is sent to shareholders in connection with any special meeting of shareholders in connection with the approval of the Merger will also comply with Rule 13e-3 and Schedule 13E-3.

  7. The following information is added at the end of Section 15 ("Certain Conditions of the Offer") on page 31 of the Original Offer to Purchase:

  Notwithstanding anything to the contrary contained in Section 1 ("Terms of the Offer; Extension of Tender Period; Termination; Amendments"), Section 4 ("Acceptance for Payment and Payment of Offer Price") and Section 15 ("Certain Conditions of the Offer"), all conditions of the Offer, other than the receipt of necessary governmental approvals, shall have been satisfied or waived on or prior to the Expiration Date.

  EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE REVISED LETTERS OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE ORIGINAL OFFER TO PURCHASE.

  The Purchaser and EastGroup have filed with the Commission a Schedule 14D-1 and amendments thereto pursuant to Rule 14d-3 and a Schedule 13E-3 pursuant to Rule 13e-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Company has filed with the Commission the
Schedule 14D-9 and amendments thereto pursuant to Rule 14d-9 and has joined with EastGroup and the Purchaser in filing the Schedule 13E-3 referred to in the previous sentence, and may file amendments thereto. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the same manner set forth in Section 8 of the Offer to Purchase.

  No person has been authorized to give any information or make any representation on behalf of EastGroup or the Purchaser not contained in this Supplement or the Original Offer to Purchase and, if given or made, such information or representation must not be relied upon as having been authorized.

  Neither the delivery of this Supplement or the Original Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of EastGroup, the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Supplement.

                                          EastGroup-Meridian, Inc.

March 27, 1998

                                   ANNEX IV

Section 351.455 of the Missouri General and Business Corporation Law:

  351.455 SHAREHOLDER WHO OBJECTS TO MERGER MAY DEMAND VALUE OF SHARES, WHEN.

  1. If a shareholder of a corporation which is a party to a merger or consolidation shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

  2. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

  3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporations of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

  4. The right of a dissenting shareholder to be paid the fair value of his shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

                                    ANNEX V

                  CERTAIN INFORMATION CONCERNING THE TRUSTEES
        AND EXECUTIVE OFFICERS OF MERIDIAN POINT REALTY TRUST VIII CO.

  The following table, based solely upon information provided to EastGroup and the Purchaser by the Company, sets forth the name, current business address, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each trustee and executive officer of the Company. Each such person is a citizen of the United States of America. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                                                 PRESENT PRINCIPAL OCCUPATION
                                                  OR EMPLOYMENT AND FIVE-YEAR
NAME AND POSITION HELD  CURRENT BUSINESS ADDRESS      EMPLOYMENT HISTORY
----------------------  ------------------------ ----------------------------
Christopher J. Doherty  #6 East Street           Principal of Potomac
 Director and Chairman  Suite 203                Investment Services, L.P.;
 of the Board           Frederick, MD 21701      partner in the law firm of
                                                 Fox, Bennett & Turner, from
                                                 1993 to 1997; General
                                                 Counsel and Deputy Treasurer
                                                 of Massachusetts and
                                                 Massachusetts Special
                                                 Attorney from 1991 to 1993.
Robert H. Gidel         5400 LBJ Freeway         Chief Executive Officer of
 Director and Chief     Suite 1470               the Company since June 1997;
 Executive Officer      Dallas, TX 75240         President and Chief
                                                 Operating Officer of Paragon
                                                 Group, Inc. (a diversified
                                                 real estate investment
                                                 trust) from January 1996
                                                 until April 1997; President,
                                                 Chief Operating Officer and
                                                 director of the general
                                                 partner of Brazos Partners,
                                                 L.P. since July 1993; Chief
                                                 Operating Officer and
                                                 director of Brazos Fund,
                                                 L.P. (real estate investment
                                                 fund) from March 1994 until
                                                 January 1996; Managing
                                                 Director and a director of
                                                 Alex Brown Kleinwort Benson
                                                 Realty Advisors (real estate
                                                 investment management firm)
                                                 from 1986 until 1993.
S. Michael Lucash       1 McIlroy Plaza, Suite   Managing Director for Real
 Director               302                      Estate at Llama Company
                        Fayetteville, AR 72701   since December 1995; Chief
                                                 Operating Officer of Boston
                                                 Capital Mortgage Company
                                                 from March through December
                                                 1995; Chief Operating
                                                 Officer of ARBOR National
                                                 Commercial Mortgage
                                                 Corporation from 1993 to
                                                 1995; President of
                                                 Commercial Mortgage
                                                 Corporation of America from
                                                 1987 to 1993.

                                                   PRESENT PRINCIPAL OCCUPATION
                                                    OR EMPLOYMENT AND FIVE-YEAR
 NAME AND POSITION HELD   CURRENT BUSINESS ADDRESS      EMPLOYMENT HISTORY
 ----------------------   ------------------------ ----------------------------
 Lawrence P. Morris       350 North Clark Street   Executive Vice President and
  Director                Chicago, IL 60610        Head of the Public Finance
                                                   Department for Mesirow
                                                   Financial, Inc. since 1994;
                                                   Vice President of First
                                                   Chicago Capital Markets Inc.
                                                   from 1984 until 1994.
 Homer McK. Rees          816 North Street         From 1982 to 1992, held
  Director                Greenwich, CT 06831      various positions with The
                                                   Prudential Insurance Company
                                                   of America, including
                                                   Chairman in 1992 and
                                                   President from 1988 to 1991
                                                   of Prudential Capital
                                                   Corporation. Retired since
                                                   1992.
 Richard M. Osborne       7001 Center Street       President and Chief
  Director                Mentor, OH 44060         Executive Officer of OsAir,
                                                   Inc. (manufacturer of
                                                   industrial gases for
                                                   pipeline delivery) since
                                                   1963.
 Micolyn M. Yalonis       71 Stevenson Street      Vice President of Callan
  Director                Suite 1300               Associates, Inc. since 1993;
                          San Francisco, CA 94105  independent real estate
                                                   consultant from October 1992
                                                   to 1993.
 Lorraine O. Legg         655 Montgomery Street    President and Chief
  President               San Francisco, CA 94111  Executive Officer and a
                                                   director of TIS Financial
                                                   Services, Inc. since 1984,
                                                   TIS Mortgage Investment
                                                   Company since 1988 and TIS
                                                   Asset Management, Inc. since
                                                   1990.
 John E. Castello         655 Montgomery Street    Senior Vice President of TIS
  Senior Vice President   San Francisco, CA 94111  Financial Services, Inc.
  and Chief Financial                              since 1985; Executive Vice
  Officer                                          President and Chief
                                                   Financial Officer of TIS
                                                   Mortgage Investment Company
                                                   since 1988, and Senior Vice
                                                   President and Chief
                                                   Financial Officer of TIS
                                                   Asset Management, Inc. since
                                                   1991.
 Michael Gilbert          655 Montgomery Street    Vice President Real Estate
  Vice President Real     San Francisco, CA 94111  for TIS Financial Services
  Estate                                           since 1995; real estate
                                                   consultant from 1990 until
                                                   1995.
 Denis F. Shanagher       595 Market Street,       Partner in the law firm of
  Secretary               16th Floor               Preuss Walker & Shanagher
                          San Francisco, CA 94105  since August 1993; partner
                                                   in the law firm of Bronson,
                                                   Bronson & McKinnon from 1987
                                                   to 1993.